

August 2, 2010

Douglas C. MacLellan
President and Chief Executive Officer
Radient Pharmaceuticals Corporation
2492 Walnut Avenue, Suite 100
Tustin, CA 92780-7039

      **Re:**    **Radient Pharmaceuticals Corporation**
            **Amendment No. 3 to Schedule 14A Filed July 29, 2010**
            **Form 10-K/A Filed May 3, 2010**
            **Form 10-Q Filed May 24, 2010**
            **File No. 001-16695**

Dear Mr. MacLellan:

We have reviewed your response letters filed July 29, 2010 and the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

**Amendment No. 3 to Schedule 14A Filed July 29, 2010**
Proposal 9, page 26

1. We have reviewed your response to prior comment three. Please expand your disclosure where you discuss the uses of the shares to be authorized to disclose that you have entered into a letter of intent to acquire Provista and determined that the issuance of shares in that transaction is not probable at this time, but that if you go forward with the transaction you will seek separate shareholder approval for the transaction.

**Form 10-K/A Filed May 3, 2010**
Note 2 Organization and Summary of Significant Accounting Policies
Deconsolidation, page 52

2.  We have reviewed your response to our prior comment four and have the following
    comments:
    - With respect to part (a), we note that you have utilized budgeted and forecasted
      results in your analysis.  Please clarify why solely one year of historical operating
      results were used in your analysis;
    - With respect to part (d), it is still unclear why you are using a calendar year for
      the budgeted results and a non-calendar fiscal year for the historical results.
      Please clarify this fact;
    - With respect to part (e), please tell us how you determined the cost of equity of
      22.58%.  With respect to growth analysis, you state" From 2006 through 2008,
      JPI's revenue grew by 125%, but from 2008 through the latest twelve month
      period (LTM) ended September 30, 2009, revenue declined by 58.7%".  Please
      separately quantify the growth percentage for each calendar year between 2006
      and 2008, and the percentage of growth in revenue between December 31, 2008
      and September 30, 2009.  Lastly, please tell us why gross margins are expected to
      improve to 32%;
    - With respect to parts (h) and (i), please provide the names of the five guideline
      companies ultimately used in your analysis.  Clarify why you believe these
      companies are similar to JPI and quantify and explain any discounts made to the
      guideline companies to determine your value;
    - With respect to the pro-forma income statement shown here, please tell us why
      you do not have an adjustment for the loss on deconsolidation;
    - Please quantify in your proposed disclosure the significant assumptions used such
      as the risk adjusted discount rate used in your discounted cash flow analysis,
      growth rate, the terminal value, the weighted average cost of capital, the  long-
      term growth rate etc.  Also, please clarify any assumptions made when
      determining forecasted cash flow such as new product revenue and growth in
      sales; and
    - Please revise your proposed disclosure to clearly indicate that you gave equal
      weight to both the income and market approach in determining the fair value.

**Form 10-Q Filed May 24, 2010**
Item 1. Financial Statements
Notes to Unaudited Condensed Consolidated Financial Statements
Note 13 – Subsequent Events
Note Financing, page 20

3.  Please refer to your response to our prior comment number seven.  It is unclear how the
    response provided addresses our comment.  In your response letter dated July 13, 2010,
    you stated that you recorded "derivative liabilities related to the beneficial conversion

feature". Please clarify if you recorded a beneficial conversion feature pursuant to ASC 470-20-30 paragraphs three through eight, and if so, how that is reflected in the entries you previously provided. Please note that this would appear to be separate from the conversion feature previously discussed in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Tabatha Akins at (202) 551-3658 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc:    Rachel Schmierer
       Leser, Hunter, Taubman & Taubman
       17 State Street, Suite 1610
       New York, New York 10004